UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41433

Warrantee Inc.

1103, Kitahama Craft

2-4-1 Doshomachi, Chuo-ku

Osaka City, Osaka 541-0045, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Resignation of Mr. Hiromitsu Tsuga

On April 24, 2023, Mr. Hiromitsu Tsuga (“Mr. Tsuga”) notified Warrantee Inc. (the “Company”) of his resignation as a director and the Chief Financial Officer of the Company, effective as of April 24, 2023. Mr. Tsuga has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Ms. Yumi Matsudaira as the Chief Financial Officer

To fill in the vacancy created by the resignation of Mr. Tsuga, on April 24, 2023, the board of directors (the “Board”) appointed Ms. Yumi Matsudaira (“Ms. Matsudaira”) to serve as the Chief Financial Officer of the Company, effective April 24, 2023.

Prior to joining our Company, Ms. Matsudaira, age 40, was an audit manager at PricewaterhouseCoopers, where she obtained her U.S. CPA license. She worked at PricewaterhouseCoopers’ Michigan office and Singapore office for a total of seven years from October 2010 to October 2017. Ms. Matsudaira also worked at Canadian Education College in Singapore as a General Manager from October 2017 to April 2023. Ms. Matsudaira received her Bachelor of Business Administration degree in Finance from University of Hawaii in 2007 and her Master of Business Administration from Hawaii Pacific University in 2010.

There are no family relationships between Ms. Matsudaira and any director of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Ms. Matsudaira and any other person pursuant to which she was appointed as the Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Warrantee Inc.

By:	/s/ Yusuke Shono
Yusuke Shono
Chief Executive Officer and Director

Date: June 16, 2023

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